Sao Paulo-SP, December 26, 2006.
SUAC-1970/06.

COMISSAO DE VALORES MOBILIARIOS
Superintendencia de Relacoes com Empresas
Rio de Janeiro-RJ

Dear Sirs,

Reference: Letter to the CVM relating to Acquisition of
           BankBoston's operations in Chile
           -----------------------------------------------

1. Pursuant to the provisions of CVM Instruction 202/93, Article 17, subsection II, we are pleased to provide you with a summary of the decisions taken by the above-mentioned extraordinary general meeting:,

a) the approval of the incorporation of the totality of the shares representing the capital stock of BKB Chile Holdings, Inc., (the holding company of the corporations BankBoston Chile S.A., BankBoston Corredora de Seguros Ltda., Inversiones Boston Corredor de Bolsa Ltda., Boston Inversiones, Servicios y Administracion S.A., Boston Securitizadora S.A., Boston Administradora General de Fondos S.A. and Recuperadora de Creditos Ltda., located in Santiago, Chile), converting this holding company into its wholly-owned subsidiary;

b) the consequent increase in the capital stock by R$ 1,163,795,000.00, through the issue of 17,406,444 new book entry common shares, which shall be delivered to the stockholders of the mentioned corporation;

c) the alteration to the wording in the caption sentence to Article 3 of the corporate bylaws to register the new value of the capital stock and its division into shares;

d) that the delivery of the new shares shall occur following the approval of the appropriate process by the Central Bank of Brazil and by the Chilean Superintendency of Banks and Financial Institutions and conditional on the compliance with the other provisions pursuant to the Agreements signed on May 1 2006 and August 8 2006.

2. The respective minutes will be forwarded to you via the Periodical and Eventual Information (IPE) system within the timeframe established in Article 17, subsection III, of the said Instruction.

Sincerely,




BANCO ITAU HOLDING FINANCEIRA S.A.
Alfredo Egydio Setubal, Investor Relations Officer


Copy to:
- THE SAO PAULO STOCK EXCHANGE
  Superintendencia Executiva de Operacoes
Gerencia de Relacoes com Empresas (GRE)